


General Employment

2009 Annual Report

Financial Highlights

(In Thousands, Except Per Share)	Year Ended September 30 2009	2008
Net revenues	$10,394	$15,235
Net loss	(4,228)	(1,806)
Net cash used by operating activities	(2,695)	(1,550)
Net loss per share – basic and diluted	$ (.58)	$ (.35)
Cash dividends declared per share	—	.10
Book value per share	.19	.98
Net working capital	$ 2,609	$ 4,285
Shareholders' equity	2,604	5,076
Total assets	4,667	7,002

General Employment Enterprises, Inc. and its wholly-owned subsidiary, Triad Personnel Services, Inc., provide professional staffing services through a network of ten branch offices located in eight states. The Company specializes in information technology, accounting and engineering placements and offers its clients a choice of three staffing options — contracting for the services of the Company's employees who are placed on temporary contract assignments at clients' premises; hiring the Company's contract employees as their own regular full-time employees through the Company's contract-to-hire option; or filling their openings for regular full-time positions with candidates who have been recruited and referred by the Company.

The Company's offices operate under the trade names General Employment Enterprises, Omni One, Business Management Personnel, Triad Personnel Services and Generation Technologies.

For the 2009 fiscal year, the Company derived approximately 60% of its revenues from contract services and 40% from placement services.

General Employment's shares are traded on the NYSE Amex stock exchange under the trading symbol **JOB**.

To Our Shareholders:

This has been a year of change for General Employment. One of the most recent changes was the board of directors naming me as the CEO of the Company in December 2009. I look forward to the challenge, and believe I have the experience and knowledge to move the Company forward. I plan to work closely with the board to develop strategies to grow our Company and to make it profitable once again. The most significant change took place in July as a major investor acquired controlling interest in the Company, providing us with the capital necessary to help get us through the difficult times the Company was facing. The Company also went through a major restructuring of corporate and field operations. With the restructuring complete, I am confident that we now have the right field and corporate team in place going forward. I welcome the opportunity to serve as your CEO and to meet the challenge of growing our Company and bringing it back to profitability.

As 2009 began, General Employment was hopeful that the economy would gain strength. That was not the case, as the financial crisis intensified and the unemployment rate rose to record levels as high as 10.2%. According to the U.S. Department of Labor, the national employment level declined by 6.0 million jobs during the fiscal year. These external conditions severely impacted our performance, and as a result, our consolidated net revenues decreased 32% from the prior year. As employers became more and more cautious about hiring, our placement business, which tends to mirror the economy, declined 47% this year. Our contract business, which historically fares better than our placement business during economic downturns, decreased 16%.

This year was one of the most demanding the Company has faced in its 116 year history, as we looked for opportunities to move the Company forward. To strengthen our capital position, mid-year we entered into a definitive securities purchase and tender offer agreement with PSQ, LLC. On July 1, 2009, PSQ acquired a controlling interest in General Employment for $1,925,000. This investment in our Company provided capital to help us get through 2009 and position us for future growth.

During the year, the Company implemented a major restructuring of corporate and field operations to reduce and control our cost structure. The significant actions we've taken to reduce expenses include: renegotiating contracts with our vendors, reduction in compensation, reduced staff in both the field and at corporate and we consolidated ten branch offices and closed six of them. These actions resulted in a 15% reduction in selling, general and administrative expenses from the prior year.

As challenging as the economic environment is, we are aggressively pursuing our strategic plan to grow both organically and through acquisitions. We entered into two letters of intent with temporary staffing firms and are looking at other possible acquisition candidates that we believe will have a positive impact our bottom line. Our focus is on building our temporary/contract business, which we believe offers the most potential growth. We believe our strategic plan is sound and we are not simply waiting for economic conditions to improve. When the economic conditions begin to stabilize, we will be positioned to move quickly to respond to staffing demands.

First and foremost, I am committed to increasing shareholder value. I am optimistic about the future of the staffing industry and about the future of General Employment. I have confidence in our field and corporate team going forward and confidence that we will remain a competitive Company. I look forward to executing our strategic plans in 2010 and to our return to profitability.

My sincere thanks to our employees and shareholders for their support through this difficult year.



Salvatore J. Zizza
Chief Executive Officer
January 18, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company provides contract and placement staffing services for business and industry, specializing in the placement of information technology, engineering and accounting professionals. As of September 30, 2009, the Company operated ten offices located in eight states.

The Company's business is highly dependent on national employment trends in general and on the demand for professional staff in particular. As an indicator of employment conditions, the national unemployment rate was 9.8% in September 2009 and 6.2% in September 2008. The change indicates a trend toward a lower level of employment in the United States during the last twelve months.

During the year ended September 30, 2009, the U.S. economy experienced a period of uncertainty stemming from problems in the housing and credit markets. According to the U.S. Department of Labor, the national employment level declined by approximately 6.0 million jobs during the period. Management believes that employers became extremely cautious about hiring during the period. As a result, the Company experienced sharp declines in both the number of billable contract hours and the number of placements.

Consolidated net revenues for the year ended September 30, 2009 decreased 32% compared with the prior year. Contract service revenues were down 16%, and placement service revenues were down 47%. The effects of lower consolidated net revenues resulted in a $4,178,000 loss from operations this year, compared with a $1,843,000 loss from operations last year. During the year ended September 30, 2009, the Company recorded the sale of 7,700,000 newly-issued shares of common stock to PSQ for $1,925,000 in cash, pursuant to a Securities Purchase and Tender Offer Agreement that had been entered into by the Company on March 30, 2009. The net proceeds to the Company from the share issuance, after deducting related costs, were $1,384,000, and the Company ended the year with a balance of cash and cash equivalents of $2,810,000. In connection with the completion of the sale of shares, the Company's Chairman, Chief Executive Officer and President (the "former CEO") resigned from those positions and his employment agreement with the Company was replaced by a new consulting agreement. Under the consulting agreement, the Company became obligated to pay an annual consulting fee of $180,000 over a five-year period and to issue 500,000 shares of common stock to the former CEO for no additional consideration. During fiscal 2009, the Company determined that the fee payments represent compensation for past services rendered by the former CEO, and accordingly the Company recorded a provision for additional compensation expense under the consulting agreement in the amount of $1,070,000. The fiscal 2009 results also include a provision for the cost of closing branch offices of $330,000. During the period, the Company consolidated ten branch offices in four metropolitan areas.

The Securities Purchase and Tender Offer Agreement also provided that PSQ would commence a cash tender offer to purchase from the Company's shareholders up to 2,500,000 shares of common stock at a price of $0.60 per share. PSQ informed the Company that the tender offer was concluded as of June 30, 2009 and that 2,035,287 shares of the Company's common stock were tendered.

Results of Operations

Net Revenues

Consolidated net revenues for the year ended September 30, 2009 were down $4,841,000 (32%) from the prior year. Contract service revenues decreased $1,196,000 (16%) and placement service revenues decreased $3,645,000 (47%). As a result of the weaker economic conditions that prevailed during the year ended September 30, 2009, the Company experienced less demand for its services. The decline in consolidated net revenues was the result of a 15% decrease in the number of billable contract hours and 51% fewer placements.

Management's Discussion Continued

Cost of Contract Services
The cost of contract services includes wages and the related payroll taxes and employee benefits of the Company's employees while they work on contract assignments. There are no direct costs associated with placement service revenues. The cost of contract services for the year ended September 30, 2009 was down $663,000 (13%) as a result of the lower volume of contract business. The gross profit margin on contract business was 30.4%, which was 2.2 percentage points less than 32.6% for the prior year due to competitive pricing pressures during the period.

Selling, General and Administrative Expenses
Selling, general and administrative expenses include the following categories:

- Compensation in the operating divisions, which includes commissions earned by the Company's employment consultants and branch managers on permanent and temporary placements. It also includes salaries, wages, unrecovered advances against commissions, payroll taxes and employee benefits associated with the management and operation of the Company's staffing offices.

- Administrative compensation, which includes salaries, wages, payroll taxes and employee benefits associated with general management and the operation of the finance, legal, human resources and information technology functions.

- Occupancy costs, which includes office rent, depreciation and amortization, and other office operating expenses.

- Recruitment advertising, which includes the cost of identifying job applicants.

- Other selling, general and administrative expenses, which includes travel, bad debt expense, fees for outside professional services and other corporate-level expenses such as business insurance and taxes.

The Company's largest selling, general and administrative expense is for compensation in the operating divisions. Most of the Company's employment consultants are paid on a commission basis and receive advances against future commissions. Advances are expensed when paid. When commissions are earned, prior advances are applied against them and the consultant is paid the net amount. At that time, the Company recognizes the full amount as commission expense, and advance expense is reduced by the amount recovered. Thus, the Company's advance expense represents the net amount of advances paid, less amounts applied against commissions.

Selling, general and administrative expenses for the year ended September 30, 2009 decreased $1,843,000 (15%). Compensation in the operating divisions was down 33%, reflecting lower commission expense on the lower volume of business. Administrative compensation was up 32%, reflecting the $1,070,000 of additional compensation recorded under the consulting agreement of the former CEO. All other administrative compensation was down 31% for the period, reflecting executive pay reductions, staff reductions and lower deferred compensation expense. Occupancy costs were down 22% for the period because of operating fewer branch offices than last year. Recruitment advertising decreased 11% due to lower utilization of job board posting services. The fiscal 2009 results also include a provision for the cost of closing branch offices of $330,000.

Other
Investment income for the year ended September 30, 2009 was down $87,000 from last year due to a combination of lower funds available for investment and a lower average rate of return on investments. Returns in both periods were adversely affected by losses on trading securities.

There were no credits for income taxes as a result of the pretax losses during the periods because there was not sufficient assurance that future tax benefits would be realized.

Management's Discussion Continued

Liquidity and Capital Resources

As of September 30, 2009, the Company had cash and cash equivalents of $2,810,000, which was a decrease of $1,355,000 from September 30, 2008. Net working capital at September 30, 2009 was $2,609,000, which was a decrease of $1,676,000 from September 30, 2008, and the current ratio was 2.8 to 1. Shareholders' equity as of September 30, 2009 was $2,604,000 which represented 56% of total assets.

During the year ended September 30, 2009, the net cash used by operating activities was $2,695,000. The net loss for the period, adjusted for depreciation and other non-cash charges, used $3,016,000, while working capital items provided $321,000.

Expenditures for the acquisition of property and equipment were $48,000 during the year ended September 30, 2009.

During the year ended September 30, 2009, the Company recorded the sale of 7,700,000 newly-issued shares of common stock to PSQ for $1,925,000 in cash. The net proceeds to the Company from the share issuance, after deducting related costs, were $1,384,000.

All of the Company's office facilities are leased. As of September 30, 2009, future minimum lease payments under noncancelable lease commitments having initial terms in excess of one year, including closed offices, totaled $1,351,000. At that date, the Company also had contractual obligations to purchase approximately $680,000 of recruitment advertising through December 2011.

In connection with the completion of the sale of shares of common stock to PSQ, the Company's Chairman, Chief Executive Officer and President (the "former CEO") resigned from those positions and his employment agreement with the Company was replaced by a new consulting agreement. Under the consulting agreement, the Company became obligated to pay an annual consulting fee of $180,000 over a five-year period and to issue 500,000 shares of common stock to the former CEO for no additional consideration, and the Company recorded a liability for the net present value of the future fee payments in the amount of $790,000.

As of September 30, 2009, there were approximately $7,400,000 of losses available to reduce federal taxable income in future years through 2029, and there were approximately $6,800,000 of losses available to reduce state taxable income in future years, expiring from 2010 through 2029. Due to the sale of shares of common stock to PSQ during fiscal 2009, it is likely that the Company will be limited by Section 382 of the Internal Revenue Code as to the amount of net operating losses that may be used in future years. The Company is currently evaluating the effects of any such limitation. Future realization of the tax benefits of net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. Based on the weight of available evidence, the Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of September 30, 2009. See "Income Taxes" in the Notes to Consolidated Financial Statements for additional information.

Due to the effects of the U.S. economic downturn, the Company incurred losses during fiscal 2009 and the negative cash flow from operating activities was $2,695,000. To improve liquidity, the Company took certain actions. First, the Company completed the sale of 7,700,000 shares of common stock to PSQ and raised net cash proceeds of $1,384,000 during the period. With the stock proceeds, the Company's net cash outflow for the year was $1,355,000, and the Company's cash position was reduced to $2,810,000 as of September 30, 2009.

Second, the Company implemented a restructuring of its corporate and field operations during the third quarter. Sales, recruiting and administrative positions were eliminated, five branch offices were closed and the payroll for executive officers was reduced. As a result of this restructuring, together with actions

Management's Discussion Continued

taken earlier in the year, the sales, recruiting and administrative staff as of September 30, 2009 was 58% below the staff level at the beginning of the fiscal year, and the salaries and benefits of its three executive officers in the aggregate had been reduced by $637,000 on an annual basis. During the fourth quarter of fiscal 2009, the Company took further actions to reduce selling, general and administrative expenses. As a result, the net loss for the fourth quarter of fiscal 2009 was $69,000, and the net cash outflow for the quarter was $271,000. Based on these actions, management believes that existing cash balances will be adequate to finance current operations for at least the next twelve months.

In November 2009, the Company discovered that it did not receive the proceeds from a bank for a $2,300,000 certificate of deposit that was scheduled to mature in October 2009. Although the Company made a formal inquiry of the bank, it did not receive an adequate explanation for the bank's non-performance related to the deposit. In December 2009, the Company entered into an agreement to assign its interests in the certificate of deposit, without recourse, to an unrelated party that has other business interests with the bank, and the Company was reimbursed for the face value of the deposit.

On November 20, 2009, the Company completed the execution of a loan and security agreement with Crestmark Bank. Under the agreement, the bank will make advances to the Company upon the request of the Company, subject to certain limitations. The aggregate loan amount outstanding at any one time may not exceed the lesser of $3,500,000 or 85% of eligible accounts receivable, as defined in the agreement, and the Company granted the bank a security interest in all of its accounts receivable and other property. In addition, the agreement requires the Company to comply with certain financial covenants. Advances will be charged interest at the rate of 1.00 percentage point above the prime rate and are payable on demand. The loan agreement will continue in effect until demand, but if not sooner demanded then for three years from the date of the agreement, and it will be automatically renewed for consecutive two year terms unless terminated by either party. Certain officers of the Company have provided the bank with a guaranty of validity for certain representations and covenants made by the Company. Borrowings available under the line of credit could be used for working capital purposes.

The Company is in negotiations to purchase On-Site Services, Inc., a temporary staffing and payroll services company with annual revenues of approximately $10 million. It is anticipated that the purchase would be financed through a combination of cash and debt convertible into the Company's common stock.

On December 21, 2009, the Company entered into a memorandum agreement to purchase the core business and business assets of GT Systems, Inc. Among other things, the agreement requires the Company to obtain an accounts receivable financing line of credit of $9,000,000. The purchase price is to be paid by the issuance of no more than 2,000,000 shares of the Company's common stock. The closing of the transaction is subject to the approval and execution by both parties of definitive transaction documents.

Off-Balance Sheet Arrangements

As of September 30, 2009, and during the year then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party, under which the Company (a) had any direct or contingent obligation under a guarantee contract, derivative instrument or variable interest in the unconsolidated entity, or (b) had a retained or contingent interest in assets transferred to the unconsolidated entity.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and the rules of the United States Securities and Exchange Commission.

Management's Discussion Continued

Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. Those estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from the estimates. If differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances and accounts receivable allowances. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

The following accounting policies are considered by management to be "critical" because of the judgments and uncertainties involved, and because different amounts would be reported under different conditions or using different assumptions.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future. If the Company were to change its determination about the future realization of tax benefits, the valuation allowance would be adjusted as a provision or credit to income taxes in the period in which the determination is made. Judgment is required in assessing the likelihood that tax assets will be realized. These judgments are based on estimates about future taxable income, which is inherently uncertain.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances reflect management's estimate of potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Recent Accounting Pronouncements

The Company adopted the requirements of the Financial Accounting Standards Board (the "FASB") regarding the accounting for uncertainty in income taxes as of October 1, 2007. The guidance specifies how tax benefits for uncertain tax positions are to be measured, recognized and disclosed in financial statements. The adoption of it did not have a material effect on the Company's financial statements.

The Company adopted the requirements of the FASB regarding fair value measurements, as of October 1, 2008. The FASB guidance defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. The adoption of it did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance regarding subsequent events. The FASB guidance modifies the definition of what qualifies as a subsequent event – those events or transactions that occur following the balance sheet date, but before the financial statements are issued, or are available to be issued – and requires companies to disclose the date through which it has evaluated subsequent events and the basis for determining that date. The Company adopted the provisions of this guidance for the third quarter of fiscal 2009, in accordance with the effective date. The adoption of it did not have a material effect on the Company's financial statements.

In December 2007, the FASB issued guidance on business combinations. Under the FASB guidance, an entity is required to recognize the assets acquired,

Management's Discussion Concluded

liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The Company will adopt the FASB guidance for business combinations on a prospective basis beginning in the first quarter of fiscal 2010.

Forward-Looking Statements

As a matter of policy, the Company does not provide forecasts of future financial performance. The statements made in this Form 10-K Annual Report which are not historical facts are forward-looking statements. Such forward-looking statements often contain or are prefaced by words such as "will" and "expect." As a result of a number of factors, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause our actual results to differ materially from those in the forward-looking statements include, without limitation, general business conditions, the demand for the Company's services, competitive market pressures, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract assignments, the possibility of incurring liability for the Company's business activities, including the activities of its contract employees and events affecting its contract employees on client premises, and the ability to attract and retain qualified corporate and branch management. The Company is under no obligation to (and expressly disclaims any such obligation to) and does not intend to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Market Information

The Company's common stock is listed on the NYSE Amex stock exchange and is traded under the symbol JOB. The following table sets forth the quarterly high and low sales prices per share of the Company's common stock on the consolidated market for each quarter within the last two fiscal years.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2009				
High	$ 1.47	$ .58	$ .52	$ .54
Low	.46	.36	.19	.30
Fiscal 2008				
High	$ .88	$1.39	$1.70	$1.79
Low	.38	.76	1.31	1.50

There were 665 holders of record on December 31, 2009.

On November 19, 2007, the Company declared a $.10 per share cash dividend on its common stock, payable on January 11, 2008 to shareholders of record as of December 14, 2007. In the past, cash dividends have been declared at the discretion of the Board of Directors. There is no assurance that dividends will be paid in the future, since they are dependent on the Company's earnings, financial condition and other factors.

Consolidated Statement of Operations

(In Thousands, Except Per Share)	Year Ended September 30 2009	2008
Net revenues		
Contract services	$ 6,280	$ 7,476
Placement services	4,114	7,759
Net revenues	10,394	15,235
Cost of contract services	4,374	5,037
Selling, general and administrative expenses	10,198	12,041
Loss from operations	(4,178)	(1,843)
Investment income (loss)	(50)	37
Net loss	$ (4,228)	$(1,806)
Average number of shares - basic and diluted	7,232	5,163
Net loss per share - basic and diluted	$ (.58)	$ (.35)
Cash dividends declared per share	$ —	$ .10

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In Thousands)	As of September 30 2009	2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,810	$ 4,165
Accounts receivable, less allowances (2009 – $76; 2008 – $151)	1,038	1,314
Other current assets	249	313
Total current assets	4,097	5,792
Property and equipment, net	570	791
Deferred compensation plan assets	—	419
Total assets	$ 4,667	$ 7,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 348	$ 84
Accrued compensation	666	1,001
Other current liabilities	474	422
Total current liabilities	1,488	1,507
Long-term obligations	575	419
Shareholders' equity		
Preferred stock; authorized – 100 shares; issued and outstanding – none	—	—
Common stock, no-par value; authorized – 20,000 shares; issued and outstanding – 13,380 shares in 2009 and 5,165 shares in 2008	6,743	4,987
Retained earnings (accumulated deficit)	(4,139)	89
Total shareholders' equity	2,604	5,076
Total liabilities and shareholders' equity	$ 4,667	$ 7,002

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In Thousands)	Year Ended September 30 2009	2008
Operating activities		
Net loss	$ (4,228)	$ (1,806)
Depreciation and amortization	260	255
Deferred compensation and stock compensation expense	978	65
Other noncurrent items	(26)	5
Changes in current assets and current liabilites -		
Accounts receivable	276	601
Accounts payable	264	(9)
Accrued compensation	(335)	(601)
Other current items, net	116	(69)
Net cash used by operating activities	(2,695)	(1,550)
Investing activities		
Acquisition of property and equipment	(48)	(122)
Financing activities		
Exercises of stock options	4	10
Issuance of common stock	1,925	—
Stock issuance costs	(541)	—
Cash dividends paid	—	(517)
Net cash provided (used) by financing activities	1,388	(507)
Decrease in cash and cash equivalents	(1,355)	(2,179)
Cash and cash equivalents at beginning of year	4,165	6,344
Cash and cash equivalents at end of year	$ 2,810	$ 4,165

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(In Thousands)	Year Ended September 30 2009	2008
Common shares outstanding		
Number at beginning of year	5,165	5,153
Issuance of common stock	8,200	—
Exercises of stock options	15	12
Number at end of year	13,380	5,165
Common stock		
Balance at beginning of year	$ 4,987	$ 4,912
Issuance of common stock, net of issuance costs of $541	1,384	—
Stock compensation expense	368	65
Exercises of stock options	4	10
Balance at end of year	$ 6,743	$ 4,987
Retained earnings (accumulated deficit)		
Balance at beginning of year	$ 89	$ 2,412
Net loss	(4,228)	(1,806)
Cash dividends declared	—	(517)
Balance at end of year	$ (4,139)	$ 89

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Company

General Employment Enterprises, Inc. (the "Company") operates in one industry segment, providing staffing services through a network of branch offices located in major metropolitan areas throughout the United States. The Company specializes in providing information technology, engineering and accounting professionals to clients on either a regular placement basis or a temporary contract basis. The portion of consolidated net revenues derived from the Company's two largest customers together was approximately 21% in fiscal 2009 and 11% in fiscal 2008, and no other customer accounted for more than 4% of net revenues during either year.

Significant Accounting Policies and Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and the rules of the United States Securities and Exchange Commission.

Principles of Consolidation
The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates and Assumptions
Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. Those estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from the estimates. If differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances and accounts receivable allowances. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

Revenue Recognition
Placement service revenues are recognized when applicants accept offers of employment, less a provision for estimated losses due to applicants not remaining employed for the Company's guarantee period. Contract service revenues are recognized when services are rendered.

Cost of Contract Services
The cost of contract services includes the wages and the related payroll taxes and employee benefits of the Company's employees while they work on contract assignments.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

Income or Loss Per Share
Basic income or loss per share is based on the average number of common shares outstanding. Diluted income per share is based on the average number of common shares and the dilutive effect of stock options. Stock options are not considered to be dilutive during loss periods. The diluted net loss per share does not include the effect of 630,000 stock options in fiscal 2009 and 603,000 stock options in fiscal 2008, because including them would have had an anti-dilutive effect.

Cash Equivalents
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where

Notes Continued

collection is considered to be doubtful due to credit issues. These allowances together reflect management's estimate of the potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Property and Equipment
Property and equipment are recorded at cost. Depreciation expense is calculated on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

Deferred Compensation Plan
The Company had a rabbi trust agreement to protect the assets of its nonqualified deferred compensation plan, which was terminated during fiscal 2009. The accounts of the rabbi trust were included in the consolidated financial statements. Investments held by the trust were included in other assets, and an offsetting liability was included in long-term obligations. The investments were considered to be trading securities and were reported at fair value, with the realized and unrealized holding gains and losses being recorded in investment income, and an offsetting amount was recorded as compensation in selling, general and administrative expenses.

Stock-Based Compensation
Compensation expense is recorded for the fair value of stock options issued to directors and employees. The expense is measured as the estimated fair value of the stock options on the date of grant and is amortized over the vesting periods.

Subsequent Events
We have evaluated events occurring between the end of our most recent fiscal year and January 8, 2010, which is the date that these financial statements were issued.

Recent Accounting Pronouncements

The Company adopted the requirements of the Financial Accounting Standards Board (the "FASB") regarding the accounting for uncertainty in income taxes as of October 1, 2007. The guidance specifies how tax benefits for uncertain tax positions are to be measured, recognized and disclosed in financial statements. The adoption of it did not have a material effect on the Company's financial statements.

The Company adopted the requirements of the FASB regarding fair value measurements, as of October 1, 2008. The FASB guidance defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. The adoption of it did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance regarding subsequent events. The FASB guidance modifies the definition of what qualifies as a subsequent event – those events or transactions that occur following the balance sheet date, but before the financial statements are issued, or are available to be issued – and requires companies to disclose the date through which it has evaluated subsequent events and the basis for determining that date. The Company adopted the provisions of this guidance for the third quarter of fiscal 2009, in accordance with the effective date. The adoption of it did not have a material effect on the Company's financial statements.

In December 2007, the FASB issued guidance on business combinations. Under the FASB guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the

Notes Continued

acquisition and expensed as incurred, restructuring tion date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The Company will adopt the FASB guidance for business combinations on a prospective basis beginning in the first quarter of fiscal 2010.

Placement Service Revenues

The provision for falloffs and refunds, reflected in the consolidated statement of operations as a reduction of placement service revenues, was $412,000 in fiscal 2009 and $1,116,000 in fiscal 2008.

Investment Income (Loss)

The components of investment income (loss) are as follows:

(In Thousands)	2009	2008
Interest income	$ 40	$ 163
Loss on investments	(90)	(126)
Investment income (loss)	$ (50)	$ 37

The losses on investments include unrealized holding gains and losses on trading securities.

Cash and Cash Equivalents

The Company's primary objective for its investment portfolio is to provide maximum protection of principal and high liquidity. By investing in high-quality securities having relatively short maturity periods, or in money market funds having similar objectives, the Company reduces its exposure to the risks associated with interest rate fluctuations. A summary of cash and cash equivalents as of September 30 is as follows:

(In Thousands)	2009	2008
Cash	$ 510	$ 854
Certificate of deposit	2,300	—
Money market funds	—	3,311
Total cash and cash equivalents	$ 2,810	$ 4,165

The Company maintains deposits in financial institutions in excess of amounts guaranteed by the Federal Deposit Insurance Corporation. As of September 30, 2009, the balance of cash and cash equivalents in excess of the insured limits was $2,225,000.

In November 2009, the Company discovered that it did not receive the proceeds from a bank for a $2,300,000 certificate of deposit that was scheduled to mature in October 2009. Although the Company made a formal inquiry of the bank, it did not receive an adequate explanation for the bank's non-performance related to the deposit. In December 2009, the Company entered into an agreement to assign its interests in the certificate of deposit, without recourse, to an unrelated party that has other business interests with the bank, and the Company was reimbursed for the face value of the deposit.

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2009	2008
Current tax provision	$ —	$ —
Deferred tax provision (credit) related to		
Temporary differences	(170)	(39)
Loss carryforwards	(1,381)	(607)
Valuation allowances	1,551	646
Provision for income taxes	$ —	$ —

Notes Continued

The differences between income taxes calculated at the 34% statutory U.S. federal income tax rate and the Company's provision for income taxes are as follows:

(In Thousands)	2009	2008
Income tax provision (credit) at statutory federal tax rate	$ (1,438)	$ (614)
Federal valuation allowance	1,437	604
Other	1	10
Provision for income taxes	$ —	$ —

The net deferred income tax asset balance as of September 30 related to the following:

(In Thousands)	2009	2008
Temporary differences	$ 513	$ 343
Net operating loss carryforwards	2,880	1,499
Valuation allowances	(3,393)	(1,842)
Net deferred income tax asset	$ —	$ —

As of September 30, 2009, there were approximately $7,400,000 of losses available to reduce federal taxable income in future years through 2029, and there were approximately $6,800,000 of losses available to reduce state taxable income in future years, expiring from 2010 through 2029. Due to the sale of shares of common stock to PSQ, LLC ("PSQ") during fiscal 2009, it is likely that the Company will be limited by Section 382 of the Internal Revenue Code as to the amount of net operating losses that may be used in future years. The Company is currently evaluating the effects of any such limitation.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of September 30, 2009, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company also considered whether there was any currently available information about future years. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or by extrapolating past results. Moreover, the Company's earnings are strongly influenced by national economic conditions and have been volatile in the past. Considering these factors, the Company determined that it was not possible to reasonably quantify future taxable income. Based on the weight of available evidence, the Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of September 30, 2009.

As of September 30, 2009, the Company's federal income tax returns for fiscal 2006 and subsequent years were subject to examination.

Property and Equipment

Property and equipment consisted of the following as of September 30:

(In Thousands)	2009	2008
Computer equipment and software	$ 2,311	$ 2,276
Office equipment, furniture and fixtures	1,155	1,332
Total property and equipment, at cost	3,466	3,608
Accumulated depreciation and amortization	(2,896)	(2,817)
Property and equipment, net	$ 570	$ 791

Disposals of property and equipment during fiscal 2009, consisting primarily of fully-depreciated office furniture and equipment, had an original cost of $190,000, and disposals during fiscal 2008 had an original cost of $351,000.

Notes Continued

Other Current Liabilities

Other current liabilities consisted of the following as of September 30:

(In Thousands)	2009	2008
Accrued expenses	$ 113	$ 200
Accrued rent	213	47
Deferred rent	148	175
Total other current liabilities	$ 474	$ 422

Office Closings

During fiscal 2009, the Company consolidated ten branch offices in four metropolitan areas and closed six of them. As a result, the Company recorded a $281,000 provision covering the remaining lease obligations of the closed offices and a $49,000 adjustment of the book value of the related office furniture and equipment. The total provision for the cost of closing branch offices, included in selling, general and administrative expenses, was $330,000 in 2009 and $65,000 in 2008. The rent liability, included in other current liabilities, was as follows as of September 30:

(In Thousands)	2009	2008
Balance at beginning of year	$ 47	$ —
Provision for office closings	281	65
Payments	(115)	(18)
Balance at end of year	$ 213	$ 47

Lease Obligations

The Company leases space for all of its branch offices, which are located either in downtown or suburban business centers, and space for its corporate headquarters. Branch offices are generally leased over periods from three to five years. The corporate office lease expires in 2015, but it may be cancelled by the Company in 2012 under certain conditions. The leases generally provide for payment of basic rent plus a share of building real estate taxes, maintenance costs and utilities.

Rent expense was $802,000 in fiscal 2009 and $1,018,000 in fiscal 2008. As of September 30, 2009, future minimum lease payments under noncancelable lease agreements having initial terms in excess of one year , including the closed offices, totaled $1,351,000, as follows: fiscal 2010 - $683,000, fiscal 2011 - $398,000 and fiscal 2012 - $270,000.

Commitments

As of September 30, 2009, the Company had contractual obligations to purchase approximately $680,000 of recruitment advertising through December 2011.

Long-Term Obligations

In connection with the completion of the sale of shares of common stock to PSQ, the Company's Chairman, Chief Executive Officer and President (the "former CEO") resigned from those positions and his employment agreement with the Company was replaced by a new consulting agreement. Under the consulting agreement, the Company became obligated to pay an annual consulting fee of $180,000 over a five-year period and to issue 500,000 shares of common stock to the former CEO for no additional consideration. During fiscal 2009, the Company recorded a provision for additional compensation expense under the consulting agreement in the amount of $1,070,000, which is included in selling, general and administrative expenses on the consolidated statement of operations. Of that amount, the Company recorded a liability for the net present value of the future payments in the amount of $790,000 and recorded

Notes Continued

additional common stock in the amount of $280,000 based on a quoted market price of $.56 per share on the date of the award. As of September 30, 2009, the liability for future payments was reflected on the consolidated balance sheet as accrued compensation of $180,000 and long-term obligations of $575,000.

The Company had a nonqualified deferred compensation plan for certain officers, which was terminated during fiscal 2009. Under the plan, the Company contributed a percentage of each participant's earnings to a rabbi trust under a defined contribution arrangement. The participants directed the investments of the trust, and the Company did not guarantee investment performance. The investments in the trust as of September 30, 2008 were valued at $419,000, using quoted market prices, and were reflected on the consolidated balance sheet as deferred compensation plan assets, with an offsetting amount reflected as long-term obligations. All account balances were paid to participants during fiscal 2009 in connection with the termination of the plan, and therefore the balances on the consolidated balance sheet as of September 30, 2009 were zero.

Common Stock

As of June 30, 2009, the Company recorded the sale of 7,700,000 newly-issued shares of common stock to PSQ for $1,925,000 in cash, pursuant to a Securities Purchase and Tender Offer Agreement that had been entered into by the Company on March 30, 2009. The net proceeds to the Company from the share issuance, after deducting related costs, were $1,384,000. As further described in "Long-Term Obligations," under a consulting agreement with the former CEO, the Company became obligated during fiscal 2009 to issue 500,000 shares of common stock to the former CEO for no additional consideration.

Stock Option Plans

As of September 30, 2009, there were stock options outstanding under the Company's 1995 Stock Option Plan, Second Amended and Restated 1997 Stock Option Plan and 1999 Stock Option Plan. All three plans were approved by the shareholders. The 1995 Stock Option Plan and the 1999 Stock Option Plan have expired, and no further options may be granted under those plans. During fiscal 2009, the Second Amended and Restated 1997 Stock Option Plan was amended to make an additional 592,000 options available for granting. The plans granted specified numbers of options to non-employee directors, and they authorized the Compensation Committee of the Board of Directors to grant either incentive or non-statutory stock options to employees. Vesting periods are established by the Compensation Committee at the time of grant. All stock options outstanding as of September 30, 2009 were non-statutory stock options, had exercise prices equal to the market price on the date of grant, and had expiration dates ten years from the date of grant.

A summary of stock option activity is as follows:

(Number of Options in Thousands)	2009	2008
Number of options outstanding		
Beginning of year	603	615
Granted	318	—
Exercised	(15)	(12)
End of year	630	603
Number of options exercisable at end of year	530	513
Number of options available for grant at end of year	493	98
Weighted average option prices per share		
Granted during the year	$ .57	$ —
Exercised during the year	.30	.86
Terminated during the year	1.43	—
Outstanding at end of year	.94	1.34
Exercisable at end of year	.99	1.21

Notes Continued

Stock options outstanding as of September 30, 2009 were as follows (number of shares in thousands):

Range of Exercisable Prices	Weighted Number Outstanding	Weighted Average Price	Average Number Exercisable	Weighted Average Price	Average Remaining Life (Years)
Under $1.00	488	$ .69	388	$ .69	7.2
$1.25 to $2.39	142	1.80	142	1.80	6.4

As of September 30, 2009, the aggregate intrinsic value of outstanding stock options and exercisable stock options was $45,000.

No stock options were granted during fiscal 2008. The average fair value of stock options granted was estimated to be $0.30 per share in fiscal 2009. This estimate was made using the Black-Scholes option pricing model and the following weighted average assumptions:

	2009
Expected option life (years)	5.0
Expected stock price volatility	59.0%
Expected dividend yield	—%
Risk-free interest rate	2.4%

Stock-based compensation expense attribututable to stock options was $86,000 in fiscal 2009 and $65,000 in fiscal 2008. As of September 30, 2009, there was $36,000 of unrecognized compensation expense related to unvested stock options outstanding, and the weighted average vesting period for those options was 2.9 years.

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding common stock. The rights will become exercisable if any person or affiliated group acquires, or offers to acquire, 10% or more of the Company's outstanding common shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50, common stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of common shares issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions.

The plan was amended on March 30, 2009 to allow PSQ to hold an unlimited amount of outstanding capital stock of the Company without being treated as an acquiring person under the plan.

The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one share of common stock for each right. The rights are nonvoting and will expire on February 22, 2010.

Subsequent Events

On November 20, 2009, the Company completed the execution of a loan and security agreement with Crestmark Bank. Under the agreement, the bank will make advances to the Company upon the request of the Company, subject to certain limitations. The aggregate loan amount outstanding at any one time may not exceed the lesser of $3,500,000 or 85% of eligible accounts receivable, as defined in the agreement, and the Company granted the bank a security interest in all of its accounts receivable and other property. In addition, the agreement requires the Company to comply with certain financial covenants. Advances will be charged interest at the rate of 1.00 percentage point above the prime rate and are payable on demand. The loan agreement will continue in effect until demand, but if not sooner demanded then for three years from the date of the agreement, and it will be automatically renewed for consecutive two year terms unless terminated by either party. Certain officers of the Company have provided the bank with a guaranty of validity for certain representations and covenants made by the Company.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheets of General Employment Enterprises, Inc. as of September 30, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. at September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Chicago, Illinois
January 8, 2010

Selected Financial Data

(Dollars In Thousands, Except Per Share)	2009	2008	2007	2006	2005	2004
					Year Ended September 30	
Operating Results						
Contract service revenues	$ 6,280	$ 7,476	$ 8,448	$ 10,253	$ 11,754	$ 11,750
Placement service revenues	4,114	7,759	11,242	9,815	8,594	6,231
Total revenues	10,394	15,235	19,690	20,068	20,348	17,981
Cost of contract services	4,374	5,037	5,641	7,256	8,335	8,520
Selling, general and administrative expenses	10,198	12,041	13,436	12,023	11,436	10,273
Income (loss) from operations	(4,178)	(1,843)	613	789	577	(812)
Investment income (loss)	(50)	37	301	213	94	34
Income (loss) from continuing operations	$ (4,228)	$ (1,806)	$ 914	$ 1,002	$ 671	$ (778)
Per Share Data						
Average number of shares (thousands)						
Basic	7,232	5,163	5,150	5,148	5,142	5,131
Diluted	7,232	5,163	5,368	5,338	5,355	5,131
Income (loss) from continuing operations per share						
Basic	$ (.58)	$ (.35)	$ .18	$ .19	$ .13	$ (.15)
Diluted	(.58)	(.35)	.17	.19	.13	(.15)
Cash dividends declared per share	—	.10	.10	—	—	—
Book value per share	.19	.98	1.42	1.33	1.14	1.01
Closing market price per share	.73	.45	1.61	1.69	2.08	2.09
Balance Sheet Data						
Net working capital	$ 2,609	$ 4,285	$ 6,395	$ 6,051	$ 5,218	$ 4,630
Long-term obligations	575	419	436	296	192	124
Shareholders' equity	2,604	5,076	7,324	6,852	5,850	5,168
Total assets	4,667	7,002	9,876	9,275	8,364	7,294
Ratio Analysis						
Current ratio	2.8	3.8	4.0	3.8	3.2	3.3
Gross profit margin on contract services	30.4%	32.6%	33.2%	29.2%	29.1%	27.5%
Profit margin on income (loss) from operations	(40.2)	(12.1)	3.1	3.9	2.8	(4.5)
Rate of return from continuing operations on average equity	(110.1)	(29.1)	12.9	15.8	12.2	(13.3)
Shareholders' equity to total assets	55.8	72.5	74.2	73.9	69.9	70.9
Offices and Employees at End of Year						
Number of offices	10	17	19	20	19	19
Number of employees	170	250	280	320	330	340

The results of a business sold in 2004 are reflected as discontinued operations for 2004.

Corporate Data

Board of Directors

Stephen B. Pence
Counsel at Martin, Ogburn & Zipperle
Chairman of the Board

Dennis W. Baker
Retired Treasurer of CF Industries Holdings, Inc.
Audit Committee Chairman

Herbert F. Imhoff, Jr.
Retired CEO of General Employment Enterprises, Inc.

Charles W. B. Wardell III
Senior Advisor to the CEO of Korn Ferry
Compensation Committee Chairman

Thomas C. Williams
Chief Executive Officer of Innova Insurance Ltd.
Nominating Committee Chairman

Salvatore J. Zizza
Chief Executive Officer of General Employment Enterprises, Inc.

Independent Auditors

BDO Seidman, LLP
Chicago, IL

Counsel

Gregory Bartko, Law Office of Gregory Bartko, LLC.
General Counsel

Corporate Officers

Salvatore J. Zizza
Chief Executive Officer

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer

Marilyn L. White
Vice President

Nancy C. Frohnmaier
Secretary

Jan V. Prieto-McCarthy
Assistant Treasurer

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: (212) 509-4000
Website: www.continentalstock.com

Stock Listing

NYSE Amex stock exchange
Trading symbol: **JOB**

Note to Shareholders

Quarterly earnings releases and financial statements can be obtained by contacting:

Investor Relations Department
General Employment Enterprises, Inc.
One Tower Lane – Suite 2200
Oakbrook Terrace, IL 60181
Phone: (630) 954-0400
E-mail: invest@genp.com
Website: www.generalemployment.com



General Employment Enterprises, Inc.
One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181
630.954.0400 www.generalemployment.com
NYSE Amex stock exchange symbol: JOB
invest@genp.com